NEWS RELEASE

Kelso Technologies Inc.
(The “Company” or “Kelso”)
January 19, 2016
Canada: TSX: KLS
United States: NYSE MKT: KIQ

KELSO TECHNOLOGIES INC.

NEW PATENT

Vancouver, British Columbia and Downers Grove, Illinois, – Kelso Technologies Inc. (TSX:KLS)(NYSE MKT:KIQ) (“Kelso” or the “Company”) is pleased to report that it has been granted a United States Patent (#9,234,601 B1) for its Second Dual Preset Pressure Relief Valve (DPRV) on January 12, 2016.

Our new DPRV design is based on specialized mechanical engineering innovations that provide safety benefits in both accident and non-accident environments. In general terms in an accident involving fire the DPRV will significantly lower its operating pressure rating to a level that will keep the valve open in order to evacuate the tank car in less than 100 minutes as required by AAR recommendations. This capability in a fire allows the contents in the tank car to escape before it over pressurizes causing a breach or failure or before the contents self-combust. Both these dangerous situations can cause a catastrophic explosion of the tank car.

Our DPRV offers new safety advantages that are a dramatic improvement to current technology requirements. We are pursuing regulatory approvals from the American Association of Railroads for the commercial distribution of the DPRV.

James R. Bond, CEO of the Company comments that: “Kelso continues to initiate proactive design strategies that provide higher safety technology alternatives. Despite recent slow adoption strategies for new technologies by the railroad industry we remain dedicated to the design and promotion of the highest quality railway equipment solutions. Our primary objectives are to surpass regulatory compliance guidelines in order to better protect the lives of first responders and all in harms way. We are pleased that Kelso can continue to expand its role in the betterment of railway safety and remain optimistic that products like the DPRV will eventually lead to enhanced financial performance in the future.”

About Kelso Technologies

Kelso is a railway equipment supplier that designs, produces and sells proprietary tank car service equipment used in the safe handling and containment of hazardous materials during transport. Products are specifically designed to provide economic and operational advantages while reducing the potential effects of human error and environmental harm during the transport of hazardous materials. The Company is recognized as a reliable supplier of AAR approved railway equipment that addresses the regulatory concerns about railroad safety in North America.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company’s profile on www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Legal Notice Regarding Forward-Looking Statements: This news release contains “forward-looking statements” within the meaning of applicable Canadian securities legislation. Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include that our DPRV offers new safety advantages that are a dramatic improvement to current technology requirements; and management has determined that there is a significant opportunity provided by the DPRV to enhance financial performance in the future once the required AAR service trials are completed. Although Kelso believes its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation the risk that the Company’s products may not provide the intended economic or operational advantages; or reduce the potential effects of human error and environmental harm during the transport of hazardous materials; or grow and sustain anticipated revenue streams; AAR approvals may not be attained; the rail tank car market may not improve in 2016, orders may be cancelled and competitors may enter the market with new product offerings which could capture some of our expected market share. Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	13966 - 18B Avenue
South Surrey, BC V4A 8J1
www.kelsotech.com